Filed by CenturyLink, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: Qwest Communications International Inc.
Registration Statement #333-167339

Subject: CenturyLink-Qwest Update #4 - organization and integration planning; approval process

Date: July 22, 2010
Subject: CenturyLink-Qwest Update #4

Progress continues on the planning and approvals for the merger of CenturyLink and Qwest. The goal of these efforts is to build a company that will be strengthened by combining our teams and our assets, resulting in a more efficient and effective competitor in the marketplace through greater scale, scope and expertise. This Update includes developments in organizational and other integration efforts, as well as momentum in the approval process.

Next Step in the Organization Planning Process
Staffing decisions for the combined company are a critical component of integration planning. In CenturyLink-Qwest Update #2, we announced the full Tier 1 leadership team for the combined organization. Tier 1 leaders report directly to the CEO. With the Tier 1 leadership team for the combined company now complete, we are proceeding with the next steps in the organization planning process.

Tier 1 leaders now begin work to design their organizations and name their direct reports, who will be Tier 2 leaders. Tier 2 selections are targeted for announcement after shareholder approval and by the end of the third quarter of this year. Tier 2 leaders, once they are selected, will then design their respective organizations and select their Tier 3 direct reports. This tiered selection process will continue until all positions for the combined company have been determined.

To help with the selection process for Tier 2 and 3 leaders, all directors and vice presidents at CenturyLink and Qwest were asked to complete a leadership profile. These profiles will be one piece of information the Tier 1 leaders will use to make their Tier 2 selections and will assist Tier 2 leaders with their Tier 3 selections. The selection process also will involve conversations, where appropriate, with employees who are being considered for positions and with the employees’ current and/or previous supervisors.

The leadership profile is an important tool to ensure there is accurate and up-to-date information about each individual’s background in a consistent format. This information will help our decision-makers make fair and informed staffing decisions. Work location, responsibilities and other specifics will be made clear to each individual as the process moves forward.

This online profile process likely will not be used for positions below Tier 3. That process will make use of HR records from each company’s HR systems. Additional, specific information about the selection process for positions below Tier 3 will be communicated in the future.

Integration Planning Efforts Moving Forward
In addition to organizational planning, Tier 1 leaders are starting to determine how to integrate the two companies’ core systems and processes. Each Tier 1 leader now has an Integration Lead who will focus on the planning process for his or her functional organization. Each Integration Lead will be assisted by a project manager. Half of the Integration Leads are from CenturyLink and half are from Qwest, and the project managers will be matched up with an Integration Lead from the other company. This is to ensure input and insights from both companies are captured and used to optimize integration planning efforts.

As described in CenturyLink-Qwest Update #1, the overall Integration Leads are Maxine Moreau from CenturyLink and Matt Rotter from Qwest. To further support them, Beverly Posey from CenturyLink and Dana Aesquivel from Qwest will lead the Program Management Office. They have extensive project management backgrounds and will provide guidance, structure and organization to the integration teams.

Below is a list of these Integration Leads. The project managers who will be assisting them will be named later.

Tier 1 Leader	Integration Lead

Chris Ancell
President Business Markets Group

Bill Cheek
President Wholesale Operations

Stephanie Comfort
EVP Corporate Strategy & Development

Steven Davis
SVP Public Policy & Government Relations

Stewart Ewing
EVP, Chief Financial Officer, Asst. Secretary

Stacey Goff,
EVP, General Counsel, Secretary

Mike Lipic, Vice President Product Management
Qwest

Diane Roth, Director Wholesale Contract Management
CenturyLink

Dan Ashley, Director Corporate Strategy
Qwest

John Jones, Vice President State Government Affairs
CenturyLink

David Cole, Senior Vice President Operations Support
CenturyLink

Laurie Korneffel, Vice President/Deputy General
Counsel Qwest

Dennis Huber EVP Network Services	Brian Stading, Vice President Network Operations and Engineering Qwest
Don McCunniff SVP Human Resources Karen Puckett EVP, Chief Operating Officer	Marina Pearson, Vice President Comp. and Benefits CenturyLink Al Roberts, Senior Vice President & General Manager Mass Markets Qwest
Girish Varma SVP IT Services	Byron Clymer, Vice President Infrastructure Engineering CenturyLink
Overall Integration Leads	Project Management Office
Maxine Moreau, CenturyLink Matt Rotter, Qwest	Beverly Posey, CenturyLink Dana Aesquivel, Qwest

For more information about the functions of each Tier 1 leader, please see Update #2.

Three consulting firms also are assisting with this process. Bain & Company is assisting with organization design, Hewitt Associates is assisting with compensation and PricewaterhouseCoopers is assisting with overall integration coordination.

The integration planning teams will make specific requests of employees for assistance as needed. At this point, there is no need for employees to contact the Integration Leads or project managers to offer assistance or input, unless requested to do so.

Additionally, Glen Post recently asked Tom McEvoy, President-Enterprise and Alternate Channel Sales for CenturyLink, to transition from his current role to an Enterprise integration assignment, reporting to Glen. Tom will work closely with Chris Ancell on business markets integration planning.

Additional updates on the integration planning process will be provided as appropriate.

Approval Process Also Advances
As described in CenturyLink-Qwest Update #3, before the merger between CenturyLink and Qwest can be completed, it must be reviewed and/or approved by a number of government entities and approved by a vote of the shareholders of each company.

  On July 15, we received notification from the Department of Justice and the Federal Trade Commission that we received early termination under the Hart Scott Rodino Act, and as such have clearance from an antitrust perspective.
  The process now is complete in four of the 23 states reviewing the transaction – California, Hawaii, Maryland and Ohio. The California Public Utilities Commission issued a certificate approving the Advice Letter filed notifying the Commission of the acquisition of Qwest by CenturyLink. The Hawaii Public Utilities Commission waived all regulatory requirements related to the approval of transfer of control of Qwest to CenturyLink. The Maryland Public Service Commission approved the transfer of control of Qwest to CenturyLink. The Public Utilities Commission of Ohio closed the approval docket; therefore, the transfer of control of Qwest to CenturyLink cleared regulatory review.
  On July 16, CenturyLink filed the final joint proxy statement-prospectus with the SEC which describes the transaction with Qwest. This final joint proxy statement-prospectus will be mailed to shareholders of both companies. Each company will have a special meeting on August 24 at which shareholders will vote on the merger.

Learn More About CenturyLink and Qwest
As CenturyLink and Qwest take steps toward an anticipated merger in the first half of 2011, employees may be interested in learning more about the other company. Overview presentations, which include historical, cultural, operational and financial highlights of each company, have been developed. They are available now for review on the CenturyLink intranet, along with previous Updates, messaging documents, Q&As and other communications.

Note: Both companies will be reporting second quarter earnings on August 4.

Please Stay Focused on the Business
Even with the approval progress to date, it is important to remember the transaction is not expected to close until the first half of 2011. Therefore, we all must continue to work diligently to execute the strategies of our respective companies and succeed in our markets. Thank you for remaining focused on your current responsibilities and for continuing to do your best to serve our customers.

Forward Looking Statements
Certain non-historical statements made in this release and future oral or written statements or press releases by us or our management are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry (including those arising out of the Federal Communication Commission’s National Broadband Plan released in the first quarter of 2010); our ability to effectively adjust to changes in the communications industry; changes in our allocation of the Embarq purchase price after the date hereof; our ability to successfully integrate Embarq into our operations, including the possibility that the anticipated benefits from the Embarq merger cannot be fully realized in a timely manner or at all, or that integrating Embarq’s operations into ours will be more difficult, disruptive or costly than anticipated; our ability to successfully complete our pending acquisition of Qwest, including timely receiving all shareholder and regulatory approvals and realizing the anticipated benefits of the transaction; our ability to effectively manage our expansion opportunities, including retaining and hiring key personnel; possible changes in the demand for, or pricing of, our products and services; our ability to successfully introduce new product or service offerings on a timely and cost-effective basis; our continued access to credit markets on favorable terms; our ability to collect our receivables from financially troubled communications companies; our ability to pay a $2.90 per common share dividend annually, which may be affected by changes in our cash requirements, capital spending plans, cash flows or financial position; unanticipated increases in our capital expenditures; our ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effects of adverse weather; other risks referenced from time to time in this report or other of our filings with the Securities and Exchange Commission (the “SEC”); and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical, pension or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy. These and other uncertainties related to our business and our July 2009 acquisition of Embarq are described in greater detail in Item 1A to our Form 10-K for the year ended December 31, 2009, as updated and supplemented by our subsequent SEC reports. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements. You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. We undertake no obligation to update any of our forward-looking statements for any reason.

Additional Information
In connection with the proposed merger, CenturyLink has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a joint proxy statement of CenturyLink and Qwest that also constitutes a prospectus of CenturyLink. CenturyLink and Qwest began mailing the final joint proxy statement/prospectus to their respective shareholders on July 19, 2010. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.